Active Weighting Funds ETF Trust
200 Vesey Street – 24th Floor

New York, NY 10281

October 11, 2017

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 3 Registration Statement on Form N-1A (File No. 333-215588)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Active Weighting Funds ETF Trust (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. (EDT) on October 12, 2017, or as soon thereafter as practicable.

The Trust is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement. In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jonathon Clements

Jonathon Clements

cc:    Jay Williamson